February 11, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

H. Roger Schwall

RE:

Saratoga Resources, Inc. (the “Company”)

Registration Statement on Form S-4

Filed January 13, 2014

File No. 333-193337

Dear Mr. Schwall:

Saratoga Resources, Inc. (the “Company”) has the following responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) contained in your letter of February 3, 2014. The Company’s responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter.

Registration Statement on Form S-4

General

Comment

1.

We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Company Response

Included herewith find a supplemental letter as requested and including the indicated representations.

3 Riverway, Suite 1810	●	Houston, Texas 77056	●	Tel 713-458-1560	●	Fax 713-458-1561	●	www.saratogaresources.com

Mr. Roger Schwall

U.S. Securities and Exchange Commission

February 11, 2014

Forward-Looking Statements, page 1

Comment

2.

The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Company Response

The reference to the safe harbor has been deleted.

Where You Can Find More Information, page 81

Comment

3.

We note that it appears that you are incorporating by reference your Exchange Act filings to provide required information. However, it does not appear that you are eligible to provide such information in this manner. Please provide your analysis with respect to your eligibility to incorporate such information by reference. Refer to General Instruction B of Form S-4. In the alternative, please revise your registration statement to provide the information required by Item 14 of Form S-4.

Company Response

The language regarding incorporation by reference has been deleted and the information required by Item 14 of Form S-4 has been added.

Mr. Roger Schwall

U.S. Securities and Exchange Commission

February 11, 2014

Signatures, page II-5

Comment

4.

Please ensure that your amendment includes the required signatures for each guarantor. For example, we note that for each guarantor no signatures have been provided on behalf of a majority of the board of directors or persons performing similar functions. See Instruction 1 to Signatures on Form S-4.

Company Response

With respect to each of the guarantors, please note that Thomas Cooke is the sole director, as to corporate entities, or sole manager, as to limited liability companies.  Accordingly, his signature in such capacity comprises the signatures of a majority of the board of directors or persons performing similar functions for each such entity.

Acknowledgements

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

/s/ Randal B. McDonald

Randal B. McDonald

Controller

February 11, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

H. Roger Schwall

RE:

Saratoga Resources, Inc. (the “Company”)

Registration Statement on Form S-4

Filed January 13, 2014

File No. 333-193337

Dear Mr. Schwall:

This letter supplements Amendment No. 1 to Form S-4 of Saratoga Resources, Inc. (the “Company”) with respect to an offer to exchange (the “Exchange Offer”) the Company’s 10.0% Senior Notes due 2015, which were originally issued on November 22, 2013 (the “Outstanding Notes”), for new notes with terms materially identical to the Outstanding Notes but which have been registered under the Securities Act of 1933, as amended (the “Exchange Notes”). In connection with the above-referenced Registration Statement (the “Registration Statement”), the Company hereby confirms and represents as follows:

1. The Company is registering the Exchange Offer in reliance on the Staff’s position and representations set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4. Neither the Company nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5. The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact Michael Sanders, Attorney at Law or David Bowsher of Adams & Reese, L.L.P., the telephone number and mailing address of each of which are shown on the facing sheet of the Registration Statement.

Very truly yours,

SARATOGA RESOURCES, INC.

By:	/s/ Thomas F. Cooke
Thomas F. Cooke Chairman and Chief Executive Officer